Mail Stop 3561

January 5, 2007

Michael J. McClane, Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

> **Re: U.S. Auto Parts Network, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 8, 2006**
> **File No. 333-138379**

Dear Mr. McClane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Table of Contents

1. We note your response to comment 6 in our letter dated November 27, 2006. We further note that your second paragraph continues to contain language that limits your responsibility for the information presented in the prospectus. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please revise or delete this statement.

Prospectus Summary, page 1

2. We note your response to comment 8 in our letter dated November 27, 2006. We reissue our prior comment.

Capitalization, page 28

3. We note your response to comment 17 in our letter dated November 27, 2006. Please exclude cash and cash equivalents from your capitalization table. To the extent you believe the information is vital to an investor's understanding of the business you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Management's Discussion and Analysis of Financial Condition and Results…, page 38

4. We note your response to comment 20 in our letter dated November 27, 2006. We reissue part of our prior comment. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance. Further, please augment your disclosure to provide a discussion of any economic or industry-wide factors relevant to your company, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Basis of Presentation, page 39

5. Please disclose the fundamental differences between your company's websites, the online auction houses and other online stores. Specifically, disclose whether these are company owned and operated websites, related parties or third parties. It is not readily apparent why there is any distribution distinction between the e-commerce and online marketplaces.

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2006, page 44

6. We note your response to comment 21 in our letter dated November 27, 2006. Your response states all sales activities relate to one channel; however, page 39 discloses you have three different distributions methods for your products. Page 44 further distinguishes between e-commerce and on-line marketplace channels. Please clarify your response to explain these apparent differences.

Michael J. McClane
U.S. Auto Parts Network, Inc.
January 5, 2007
Page 3

7. We note your response to comment 22 in our letter dated November 27, 2006.
    Assuming you intend to discuss the three disclosed distribution methods, your
    discussion for the comparative nine month periods does not include a discussion
    of all significant or material changes for these separate methods. Please advise or
    revise to include:

    - A discussion of total sales in absolute dollar terms for each of the
      distribution methods. Currently, there is no discussion of total sales for
      any of the three methods.

    - A discussion, in absolute dollar and percentage terms, of the comparative
      period changes. Presently, you only discuss a $3.7 million increase in
      online sales and present a $39.7 million increase in total sales. Further,
      you discuss a 119.8% increase attributable to e-commerce and online
      marketplace channels combined. We note your total net sales increased by
      90.2% for the comparative period.

    - A statistical discussion of the gross profits or margins for these three
      distribution methods or disclose that you are precluded from discussing
      gross profits and margins, as applicable.

    Please also advise or revise your discussion of sales and gross profits for the
    annual comparative periods in your registration statement. See Item 303(A)(3)(i)
    of Regulation S-K.

Our Proprietary Product Catalog, page 63

8. We note your response to comment 27 in our letter dated November 27, 2006.
    We further note that you do not hold any material patents or licenses. Please
    revise your disclosure concerning your business to include a discussion of the
    importance and duration of your trademarks.

Suppliers, page 64

9. We note your response to comment 28 in our letter dated November 27, 2006.
    We further note the inclusion of the WORLDPAC contract as an exhibit to be
    filed in the future. Please file both of the contracts discussed as exhibits.

Index to Consolidated Combined Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

10. We note your response to comment 36 in our letter dated November 27, 2006. In this regard, we note your risk factor on page 22 captioned "We will have broad discretion as to the use of proceeds…" Please revise this risk factor to reflect your obligation to use the proceeds from this offering to pay debt holders should a qualified initial public offering occur.

Consolidated Statements of Income, page F-5

11. We note the two pro forma earnings per share presentations with the first giving effect to the conversion of the Series A convertible preferred stock into common stock and the second giving effect only to the company being a C corporation for all periods. Please revise to provide one pro forma presentation for the last fiscal year and interim period giving effect to both the company being a C corporation and the conversion of the preferred stock.

Consolidated Statements of Stockholders' Equity, page F-6

12. Please revise to reclass the undistributed earnings of the company on the date its S election was terminated to paid-in capital. See SAB Topic 4:B.

Summary of Significant Accounting Policies, page F-8

13. You disclose that revenues are recognized at the time of shipment and your stated shipping terms are FOB shipping point. Please explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to the customer and acceptance by the customer. Refer to SAB 104.

Recapitalization, page F-20

14. We note your response to comment 43 in our letter dated November 27, 2006. Please include disclosure of your election to terminate your S corporation status in conjunction with these transactions. Also, with a view towards transparency, expand your disclosure to indicate the amount of the distribution in excess of accumulated earnings.

Note 11. Recent Acquisition, page F-31

15. We note your response to comment 45 in our letter dated November 27, 2006. It appears the proposed revision to page F-31 is not included in the second expert reference on page 32. Please advise or revise your filing.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ellen S. Bancroft, Esq.
        FAX (949) 932-3601